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                                             Filed by divine, inc. pursuant to
                                             Rule 425 under the Securities Act
                                             of 1933 and deemed filed pursuant
                                             to Rule 14a-12 under the Securities
                                             Act of 1934

                                             Subject Company:
                                             Data Return Corporation
                                             Commission File No. 0-27801


The following is the description of the Merger Agreement (as defined below) and the Merger (as defined below) contemplated thereby which was filed by divine, inc. with the Securities and Exchange Commission under cover of a Current Report on Form 8-K on November 6, 2001 (the "Form 8-K").

ACQUISITION OF DATA RETURN CORPORATION.

         On November 1, 2001, divine, inc., a Delaware corporation ("divine"), entered into a definitive Agreement and Plan of Merger (the "Merger Agreement") by and among divine, Data Return Corporation, a Texas corporation ("Data Return"), and TD Acquisition Corp., a Texas corporation and a wholly-owned subsidiary of divine (the "Merger Sub"), pursuant to which Data Return agreed to be acquired by divine. Subject to the terms and conditions of the Merger Agreement, Merger Sub will merge with and into Data Return (the "Merger"), with Data Return to survive the Merger as a wholly-owned subsidiary of divine. In the Merger, each of the approximately 36,200,000 common shares of Data Return issued and outstanding immediately prior to the effective time of the Merger (the "Effective Time") will be converted into the right to receive 1.9876 shares of divine common stock. The ratio of shares of divine common stock issuable per common share of Data Return is referred to as the "Exchange Ratio". In the event that more than 72,250,000 shares of divine common stock would be issued in the Merger, the Exchange Ratio will be adjusted to equal the quotient of 72,250,000 divided by the total number of common shares of Data Return outstanding immediately prior to the Effective Time.

         In addition, each outstanding option to purchase common shares of Data Return (each, a "Data Return Option") with an exercise price that, when divided by the Exchange Ratio, is less than or equal to the closing sale price of divine common stock on the trading day immediately preceding the Effective Time, will become exercisable, at an exercise price equal to the exercise price of the Data Return Option divided by the Exchange Ratio, for a number of shares of divine common stock determined by multiplying the number of common shares of Data Return subject to such Data Return Option by the Exchange Ratio. At the Effective Time, each outstanding Data Return Option with an exercise price that, when divided by the Exchange Ratio, is greater than the closing sale price of divine common stock on the trading day immediately prior to the Effective Time, will be canceled and divine will grant replacement options to purchase a total of approximately 14,383,000 shares of divine common stock, less the number of shares of divine common stock that are subject to options issued upon conversion of in-the-money Data Return Options. As of October 31, 2001, Data Return had outstanding options to purchase an aggregate

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of approximately 9,600,000 shares of Data Return common stock, with exercise prices ranging from $0.02 to $84.81.

         At the Effective Time, each outstanding warrant to purchase common shares of Data Return will become a warrant to purchase a number of shares of divine common stock at an exercise price as determined in accordance with the terms of such warrant. As of October 26, 2001, Data Return had outstanding warrants to purchase approximately 340,910 common shares of Data Return at an exercise price of $11 per share, and approximately 5,000 common shares of Data Return at an exercise price of $49.1875 per share.

         The Merger is expected to close in the last quarter of 2001 or the first quarter of 2002, and is subject to approval by Data Return's shareholders and, if necessary, divine's stockholders, and satisfaction of other customary closing conditions. For more information regarding the terms and conditions of the Merger, including the consideration to be issued to Data Return shareholders, reference is made to the Merger Agreement, which was filed as
Exhibit 2.1 to the Form 8-K and is incorporated by reference to this filing, and the press release issued by divine announcing the Merger, dated November 2, 2001, which was filed as Exhibit 99.1 to the Form 8-K and is incorporated by reference to this filing.

         In connection with the Merger Agreement, divine and Data Return also entered into a Credit Agreement, pursuant to which divine made an initial loan to Data Return of $4.3 million and will, upon request, make up to two additional loans to Data Return of $2.75 million each in November 2001 and December 2001, subject to the earlier consummation of the Merger and Data Return's compliance with certain financial covenants and other conditions contained in the Credit Agreement. A copy of the Credit Agreement was filed as Exhibit 99.2 to the Form 8-K and is incorporated by reference to this filing.

         In connection with the execution of the Merger Agreement, certain shareholders of Data Return entered into a shareholder voting agreement with divine pursuant to which these shareholders agreed to vote the common shares of Data Return held by them in favor of the adoption of the Merger Agreement and the approval of the Merger. As of November 1, 2001, the common shares of Data Return subject to this voting agreement represented in the aggregate approximately 35% of the total outstanding common shares of Data Return.

         Data Return provides advanced managed hosting services based on Microsoft technologies. Data Return provides these services to businesses seeking to outsource the deployment, maintenance and support of their complex web sites. Its services include providing, configuring, operating and maintaining the hardware, software and network technologies necessary to implement and support these web sites. Data Return also offers additional services options, such as scalability and architecture testing, storage solutions and a suite of security services, including firewalls. Data Return's advanced hosting services are designed for customers deploying sophisticated, high-end Internet applications that require a professionally-managed environment incorporating high performance network access, advanced system monitoring and technical support in secure, fault-tolerant facilities. As of March 31, 2001, Data Return hosted applications for approximately 800 customers across many industries. Its customers range in size from large Fortune 500 companies to smaller businesses, both


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conventional and web-based. Data Return's customers include Compaq, H&R Block,
Microsoft, RadioShack.com, Texas Instruments and The World Bank.

         For the fiscal years ending March 31, 1999, 2000, and 2001, Data Return reported revenues of $1,889,000, $11,833,000, and $50,068,000, respectively, and net losses of $1,284,000, $11,688,000, and $48,778,000, respectively. For the three months ended June 30, 2001, Data Return reported revenues of $13,583,000 and a net loss of $16,229,000. Data Return had total assets of $70,963,000, including cash and cash equivalents of $8,547,000, and total liabilities of $42,622,000 as of June 30, 2001.

         INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS FOR THE DATA RETURN MERGER WHEN IT IS FILED WITH THE SEC, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. After they have been filed, you may obtain these documents free of charge at the website maintained by the SEC at HTTP://WWW.SEC.GOV or from divine or Data Return.

         divine, inc. and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Data Return with respect to the transactions contemplated by the Merger Agreement. Information regarding divine's directors and executive officers is included in divine's proxy statement for its 2001 Annual Meeting, which was filed with the SEC on April 30, 2001. Additional information regarding divine will be included in the proxy statement/prospectus regarding the proposed transaction when it becomes available.


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